UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Community Health Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

203668108

(CUSIP Number)

Kamran Moghtaderi, Eversept Partners, L.P., 444 Madison Avenue, 22nd Floor, New York, NY 10022, 212-271-4211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203668108	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eversept Partners, L.P. 47-5115829
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,981,795
	6.	SHARED VOTING POWER 249,331*
	7.	SOLE DISPOSITIVE POWER 6,981,795
	8.	SHARED DISPOSITIVE POWER 249,331*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,231,126
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%**
12.	TYPE OF REPORTING PERSON (see instructions) IA

*See Item 4 of the Schedule 13G

CUSIP No. 203668108	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eversept GP, LLC 27-4616328
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,267,529
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,267,529
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,267,529
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO

*See Item 4 of the Schedule 13G

CUSIP No. 203668108	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eversept Global Healthcare Fund, LP 27-4616673
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,267,529
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,267,529
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,267,529
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12.	TYPE OF REPORTING PERSON (see instructions) PN

*See Item 4 of the Schedule 13G

CUSIP No. 203668108	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eversept 1 LLC 81-4423039
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,981,795
	6.	SHARED VOTING POWER 249,331*
	7.	SOLE DISPOSITIVE POWER 6,981,795
	8.	SHARED DISPOSITIVE POWER 249,331*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,231,126
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%**
12.	TYPE OF REPORTING PERSON (see instructions) HC

*See Item 4 of the Schedule 13G

CUSIP No. 203668108	13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kamran Moghtaderi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,981,795
	6.	SHARED VOTING POWER 249,331*
	7.	SOLE DISPOSITIVE POWER 6,981,795
	8.	SHARED DISPOSITIVE POWER 249,331*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,231,126
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%**
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

*See Item 4 of the Schedule 13G

CUSIP No. 203668108	13G	Page 7 of 10 Pages

Item 1.

(a)	Name of Issuer Community Health Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices 4000 Meridian Boulevard Franklin, TN 37067

Item 2.

(a)

Name of Person Filing

This statement is jointly filed by and on behalf of Eversept Partners, L.P., a Delaware limited partnership (the “Investment Manager”), Eversept GP, LLC, a Delaware limited liability company (the “Fund GP”), Eversept Global Healthcare Fund, LP, a Delaware limited partnership (the “Fund”), Eversept 1 LLC, a Delaware limited liability company (the “IM GP”) and Kamran Moghtaderi (collectively referred herein as “Reporting Persons”). The Fund GP is the general partner of the Fund, and may be deemed to indirectly beneficially own securities owned by the Fund. The Investment Manager is the investment manager of advisory clients, and may be deemed to indirectly beneficially own securities owned by its advisory clients (including the Fund). The IM GP is the general partner of the Investment Manager and may be deemed to indirectly beneficially own securities owned by the Investment Manager. Mr. Moghtaderi is the sole manager of, and may be deemed to beneficially own securities beneficially owned by, the Fund GP or the IM GP. Eversept’s advisory clients (including the Fund) are the record and direct beneficial owners of the securities covered by this statement.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of the Principal Office or, if none, residence
The address of the principal business office of each of the Reporting Persons is c/o Eversept Partners, L.P., 444 Madison Avenue, 22nd Floor, New York, NY 10022.

(c)	Citizenship See Item 4 on the cover page hereto.

(d)	Title of Class of Securities Common Stock, par value $0.01 per share

(e)	CUSIP Number 203668108

CUSIP No. 203668108	13G	Page 8 of 10 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,231,126

(b)	Percent of class: 5.3%**

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 6,981,795

	(ii)	Shared power to vote or to direct the vote 249,331*

	(iii)	Sole power to dispose or to direct the disposition of 6,981,795

(iv)

Shared power to dispose or to direct the disposition of 249,331*

* Note: As of the close of business on December 31, 2023, Eversept and its controlling persons beneficially owned 7,231,126 Shares, including 249,331 Shares held in Eversept’s Managed Accounts.

** Note: As of December 31, 2023, Eversept and its controlling persons were the beneficial owners of approximately 5.3% of the outstanding Shares, based on 136,800,913 shares of Common Stock of the Issuer outstanding as of October 20, 2023, as reported in the Issuer’s Form 10-Q filed on October 26, 2023, including 0.2% of the outstanding Shares held in Eversept’s Managed Accounts.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

CUSIP No. 203668108	13G	Page 9 of 10 Pages

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits Exhibit A - Joint Filing Agreement

CUSIP No. 203668108	13G	Page 10 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
Date

EVERSEPT PARTNERS, L.P.

By:	/s/ Kamran Moghtaderi
Managing Principal

EVERSEPT GP, LLC

By:	/s/ Kamran Moghtaderi
Managing Member

EVERSEPT GLOBAL HEALTHCARE FUND, LP

By:	Eversept GP, LLC
Its:	General Partner

By:	/s/ Kamran Moghtaderi
Managing Member

EVERSEPT 1 LLC

By:	/s/ Kamran Moghtaderi
Managing Member

KAMRAN MOGHTADERI

/s/ Kamran Moghtaderi

Exhibit A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, each of the undersigned hereby constitutes and appoints Eversept Partners, L.P., a Delaware limited partnership, as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date: February 14, 2024

EVERSEPT PARTNERS, L.P.

By:	/s/ Kamran Moghtaderi
Managing Principal

EVERSEPT GP, LLC

By:	/s/ Kamran Moghtaderi
Managing Member

EVERSEPT GLOBAL HEALTHCARE FUND, LP

By:	Eversept GP, LLC
Its:	General Partner

By:	/s/ Kamran Moghtaderi
Managing Member

EVERSEPT 1 LLC

By:	/s/ Kamran Moghtaderi
Managing Member

KAMRAN MOGHTADERI

/s/ Kamran Moghtaderi